FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         FOR THE FISCAL YEAR ENDED:  DECEMBER 31, 2002
                                     -----------------

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
         EXCHANGE ACT OF 1934

For the transition period from: ___________ to _____________

Commission file no.:  019774

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: United Retail Group, Inc. Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices: United Retail Group, Inc., 365 West Passaic Street, Rochelle Park, NJ 07662